February 26, 2014

Mr. Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

RE: Alaska Communications Systems Group, Inc.

Item 4.02 Form 8-K

Filed February 20, 2014

File No. 000-28167

Dear Mr. Spirgel:

Set forth below are Alaska Communications Systems Group, Inc.’s (“we”, “us”, “our”, the “Company” or “ACS”) responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 21, 2014, relating to the Company’s Form 8-K regarding Non-Reliance on Previously Issued Financial Statements (the “Original 8-K”).

For ease of reference, the text of the Staff’s comments is set forth below in bold italics followed by the Company’s responses.

Form 8-K

Item 4.02

1.	Please tell us whether or not you intend to file restated financial statements. If so, tell us how, and when, you will do so.

Response

The Company acknowledges the Staff’s comment and offers the following response.

The Company intends to file an amended Form 10-Q with restated financial statements early in March, 2014.

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

RE: Item 4.02 Form 8-K, filed February 20, 2014

2.	Your disclosures provide little quantitative insight into the significance of your misstatements. Please amend your filing to disclose the amount of the errors you have discovered to date that resulted in your determination that your financial statements filed for the quarter ended September 30, 2013 should no longer be relied upon.

Response

The Company acknowledges the Staff’s comment and offers the following response.

The Original 8-K noted that:

[T]he Company’s management (after consultation with the Company’s independent registered public accounting firm) concluded that:

(1)	The Gain on Sale/Contribution and their carrying value of the equity investment should be increased to reflect the value, as of the formation of AWN, of the AWN Excess Distributions; and

(2)	The amounts presented as AWN Excess Distributions for the three and nine months ended September 30, 2013, should be eliminated.

The adjustments noted above will increase the Gain on the Sale / Contribution by approximately $65 million. Because we are revising the Form 10-Q for the quarter that ended September 30, 2013, to reflect the above, we are also recording further adjustments received from our valuation experts primarily decreasing on the value of the deferred capacity rights which will increase our gain an additional $10 million.

We are filing an amended Form 8-K contemporaneously with this letter and have attached the body of that filing marked to show where we have reflected the responses to your letter.

If you have any questions regarding our responses or would like to discuss any of our views further, please contact me at 907-564-3314. In addition, we respectfully request that the Staff provide any additional comments you may have to my attention at wayne.graham@acsalaska.com.

Sincerely,

/s/ Wayne Graham

Wayne Graham

Chief Financial Officer

Alaska Communications Systems Group, Inc.

cc: Leonard Steinberg, Senior Vice President, Legal, Regulatory & Government Affairs of the Company.

Attachment: Marked Copy of Body of Amended Form 8-K

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

RE: Item 4.02 Form 8-K, filed February 20, 2014

EXPLANATORY NOTE

This Form 8-K/A is filed as an amendment (“Amendment No. 1”) to the Current Report on Form 8-K filed by Alaska Communications Systems Group, Inc. under Items 4.02(a) on January 19, 2014 (the “Original 8-K”). Amendment No. 1 is being filed to provide: (i) additional quantitative information, and (ii) the anticipated filing date, for an amended Form 10-Q with restated financials. Below is a revised version of the Original 8-K:

Item 4.02(a). Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

On November 8, 2013, Alaska Communications Systems Group, Inc. (the “Company”) filed its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 (the “Form 10-Q”). That report disclosed (i) the Company’s gain (the “Gain on Sale/Contribution”) arising from the formation of The Alaska Wireless Network, LLC (“AWN”), a joint venture in which the Company holds a one-third equity interest, and (ii) certain amounts the Company classified as contingent consideration arising from the cumulative preferred distributions payable to the Company by AWN.

The Company accounted for the amount by which the preferred distributions exceeded the distributions the Company would be entitled to as a one-third equity owner of AWN (the “AWN Excess Distributions”) as contingent consideration issued in connection with a business combination. The Company treated the contingent consideration as a gain contingency recognized when realized or realizable.

The Company disclosed in the Form 10-Q that the above accounting treatment differed from AWN’s and indicated that the Company was working to resolve the difference. As a result of that work, on February 14, 2014, the Company’s management (after consultation with the Company’s independent registered public accounting firm) concluded that:

(1)	The Gain on Sale/Contribution and their carrying value of the equity investment should be increased to reflect the value, as of the formation of AWN, of the AWN Excess Distributions; and

(2)	The amounts presented as AWN Excess Distributions for the three and nine months ended September 30, 2013, should be eliminated ~~and instead be considered in the total Gain on Sale/Contribution and as an increase to ACS’ investment in AWN~~.

The adjustments noted above will increase the Gain on the Sale / Contribution by approximately $65 million.

As a result of the above, the financial statements for the three and nine months ended September 30, 2013, should no longer be relied upon insofar as they relate to the Gain on Sale/Contribution or the AWN Excess Distributions that were classified as contingent consideration or the carrying value of the equity investment. The Company intends to file an amended Form 10-Q with restated financial statements early in March, 2014. Because we are revising the Form 10-Q to reflect the above, we are also recording further adjustments received from our valuation experts primarily decreasing the value of the deferred capacity rights which will increase our gain an additional $10 million. We currently expect the valuation report to be finalized and issued prior to the filing of our March 31, 2014 Form 10-Q.